1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

HOLLISTER DEIS NOTICE OF AVAILABILITY PUBLISHED
IN FEDERAL REGISTER

May 30, 2012, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold” or the "Company") (TSX: GBG; NYSE MKT: GBG; JSE: GBG) announces that the publication of the Notice of Availability for the Hollister Underground Mine Project Draft Environmental Impact Statement (DEIS) in the Federal Register is expected on June 1, 2012. The Hollister Project is operated by Rodeo Creek Gold Inc., a wholly owned subsidiary of Great Basin Gold.

This marks a major milestone in the National Environmental Policy Act (NEPA) process for the Hollister Project. The NEPA process analyzes the Proposed Action in order to determine if there will be significant environmental effects and to consider the environmental and related social and economic effects of the Proposed Action.

The key activities outlined in the Hollister DEIS Proposed Action include the following:

  Continued and expanded surface and underground exploration activities;

  Transition from underground exploration and bulk sampling activities to full-scale production;

  The flexibility to install either another ramp, or a shaft or raise, in order to access different parts of the orebody; and

  Construction of an 11.6-mile power line to the mine site.

The standard comment period for DEIS documents is at least 45 days. During this time comments can be provided to the Bureau of Land Management (BLM) with regard to any aspect of the DEIS. After this period, the comments are analyzed and responses are generated. If there are substantive comments that require changes, additional analyses, corrections, etc., these will be addressed in the Final EIS (FEIS).

President and CEO Ferdi Dippenaar commented: “We are pleased that the NEPA process which we have been working on with the BLM since late 2009 has culminated in the publication of the DEIS. This is a significant milestone in the delivery of the Hollister project as a fully permitted operation. If all goes according to the planned administrative guidelines we anticipate that the FEIS could be ready during the second half of 2012.”

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633-9332
Barbara Cano at Breakstone Group in the USA	(646) 452-2334

About Great Basin Gold

Great Basin Gold (GBG: TSX; GBG: NYSE MKT; GBG: JSE) is a mining company engaged in the exploration and development of gold properties. The Company is currently focused on its two producing mines in the world's two richest gold regions: the Hollister gold mine on the Carlin Trend in Nevada, USA and the Burnstone gold mine, in the Witwatersrand goldfield of South Africa.

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.